Exhibit 99.1 - Stantec Inc.’s Management's Discussion and Analysis

Management’s Discussion and Analysis
August 4, 2021
This discussion and analysis of Stantec Inc.’s (Stantec or the Company) operations, financial position, and cash flows for the quarter and the two quarters ended June 30, 2021, dated August 4, 2021, should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and related notes for the quarter and the two quarters ended June 30, 2021, and the Management’s Discussion and Analysis (MD&A) and audited consolidated financial statements and related notes included in our 2020 Annual Report filed on February 24, 2021.

Our unaudited interim consolidated financial statements and related notes for the quarter and the two quarters ended June 30, 2021, are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). We continue to use the same accounting policies and methods as those used in 2020, except for applying the indirect method to the consolidated statements of cash flows, a change from the direct method previously applied. Amendments to accounting standards disclosed in our December 31, 2020, audited consolidated financial statements (incorporated here by reference) did not have an impact on the Company’s consolidated financial statements or accounting policies for the quarter ended June 30, 2021. All amounts shown in this report are in Canadian dollars unless otherwise indicated.

Additional information regarding our Company, including our Annual Information Form, is available on SEDAR at sedar.com and on EDGAR at sec.gov. Such additional information is not incorporated here by reference, unless otherwise specified, and should not be deemed to be part of this MD&A. Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.
Business Model and Strategic Plan
Stantec is a global leader in sustainable design and engineering with 22,000 employees that operate out of 350 locations around the world. We design with community in mind and are well positioned to help clients around the world address the impacts of climate change, urbanization, emerging macroeconomic drivers, and technology shifts.

We have strong expertise across the buildings, energy and resources, environmental services, infrastructure, and water sectors. Key components of our business model are geographic diversification; service diversification; focus on the higher-margin, lower-risk design phase of buildings, energy, and infrastructure projects; and providing professional services in all phases of the project life cycle.

Our vision is to be a top 10 global design firm that maximizes long-term, sustainable value. We aim to grow and     diversify sustainably for the benefit of our clients, employees, and shareholders. We will do this through a client-centric framework with four value creators: Excellence, Innovation, People, and Growth. Please see pages M-1 to M-5 of Stantec’s 2020 Annual Report for further details on our business model and strategic plan.

Management’s Discussion and Analysis June 30, 2021	M-1	Stantec Inc.

Strategic Acquisitions Completed in 2021 and 2020
Following is a list of acquisitions that contributed to revenue growth in our reportable segments and business operating units:

				BUSINESS OPERATING UNITS
REPORTABLE SEGMENTS	Date Acquired	Primary Location	# of Employees	Buildings	Energy & Resources	Environmental Services	Infrastructure	Water
Canada
Teshmont Consultants LP (Teshmont)	October 2020	Winnipeg, Manitoba	63		●
United States
Wenck	December 2020	Minneapolis, Minnesota	300			●
Global
AGEL adviseurs (AGEL)	December 2020	Oosterhout, Netherlands	75			●
GTA Consultants (GTA)	March 2021	Melbourne, Australia	135				●
Engenium	May 2021	Perth, Australia	170		●

Business Update – COVID-19 Pandemic
Now into the second year of the pandemic, we have acclimatized to the new norm and new ways of working with our clients and with each other. As vaccines are rolled out, there is growing optimism that the increased protection offered by vaccines will gradually decrease the pandemic restrictions. Efforts are now in place to transition to the post- pandemic working environment. The majority of our offices are now open across North America and internationally, and staff are in the process of transitioning back to the offices following local office re-entry plans and protocols. As demonstrated by our performance in 2020 and the first two quarters of 2021 the ongoing pandemic is not impeding our growth or financial aspirations. We continue to see emerging opportunities within the sectors we serve as certain jurisdictions begin introducing or accelerate infrastructure and other stimulus programs – and we remain well-positioned to capitalize on them.

Management’s Discussion and Analysis June 30, 2021	M-2	Stantec Inc.

Q2 2021 Financial Highlights

	For the quarter ended June 30,				For the two quarters ended June 30,
	2021		2020		2021		2020
(In millions of Canadian dollars, except per share amounts and percentages)	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue
Gross revenue	1,134.0	124.8%	1,205.6	126.8%	2,223.2	124.4%	2,426.1	127.3%
Net revenue	908.3	100.0%	951.1	100.0%	1,787.0	100.0%	1,906.3	100.0%
Direct payroll costs	425.0	46.8%	461.4	48.5%	837.3	46.9%	909.9	47.7%
Gross margin	483.3	53.2%	489.7	51.5%	949.7	53.1%	996.4	52.3%
Administrative and marketing expenses	341.3	37.6%	344.0	36.2%	682.8	38.2%	711.3	37.3%
Other	(4.1)	(0.5%)	(1.2)	(0.1%)	(8.3)	(0.5%)	9.9	0.6%
EBITDA from continuing operations (note)	146.1	16.1%	146.9	15.4%	275.2	15.4%	275.2	14.4%
Depreciation of property and equipment	13.4	1.5%	14.9	1.6%	26.6	1.5%	29.4	1.5%
Depreciation of lease assets	26.3	2.9%	30.6	3.2%	53.2	3.0%	60.2	3.2%
(Reversal) impairment of lease assets	(1.0)	(0.1%)	2.0	0.2%	(2.6)	(0.1%)	11.7	0.6%
Amortization of intangible assets	13.7	1.5%	13.6	1.4%	27.0	1.5%	27.8	1.5%
Net interest expense	10.6	1.2%	12.5	1.3%	19.9	1.0%	27.5	1.4%
Income taxes	19.9	2.1%	20.7	2.2%	37.0	2.1%	36.5	1.9%
Net income from continuing operations	63.2	7.0%	52.6	5.5%	114.1	6.4%	82.1	4.3%
Net income from discontinued operations	—	0.0%	—	0.0%	—	0.0%	10.2	0.5%
Net income	63.2	7.0%	52.6	5.5%	114.1	6.4%	92.3	4.8%
Basic earnings per share (EPS) from continuing operations	0.57	n/m	0.47	n/m	1.02	n/m	0.74	n/m
Diluted EPS from continuing operations	0.57	n/m	0.47	n/m	1.02	n/m	0.74	n/m
Adjusted EBITDA from continuing operations (note)	146.6	16.1%	142.5	15.0%	275.7	15.4%	282.2	14.8%
Adjusted net income from continuing operations (note)	69.6	7.7%	57.7	6.1%	125.7	7.0%	112.0	5.9%
Adjusted diluted EPS from continuing operations (note)	0.62	n/m	0.52	n/m	1.12	n/m	1.00	n/m
Dividends declared per common share	0.165	n/m	0.155	n/m	0.330	n/m	0.310	n/m
note: EBITDA, adjusted EBITDA, adjusted net income, and adjusted diluted EPS are non-IFRS measures (discussed in the Definitions section of the 2020 Annual Report and this MD&A). Comparative EBITDA and adjusted EBITDA figures have been reclassified due to a realignment made to the Definitions included in the 2020 Annual Report.
n/m = not meaningful

Q2 2021 compared to Q2 2020
We achieved adjusted diluted EPS of $0.62 in Q2 2021, a $0.10 per share or 19.2% increase from $0.52 in Q2 2020, reflecting the continued resilience of our business. Revenue generation continues to strengthen as the world begins to emerge from the pandemic. We have remained focused on driving increased earnings by remaining disciplined with discretionary spending, the ongoing execution of our 2023 Real Estate Strategy, which is on track to meet our 2021 cost saving target of $0.10 per share, lower interest expense from improved working capital management and the issuance of our Senior Notes in October 2020, and reduced taxes from our implementation of tax optimization strategies. These efforts contributed to a considerable adjusted EBITDA margin improvement to 16.1% and an adjusted net income margin of 7.7%.

Management’s Discussion and Analysis June 30, 2021	M-3	Stantec Inc.

The Canadian dollar has strengthened considerably relative to the US dollar, with the average exchange rate shifting from $1.39 to $1.22 on a quarter-over-quarter basis ($1.37 to $1.25 year to date). This has reduced Q2 net revenues by $60.9 million ($90.5 million year to date). Stantec further estimates that the impact to adjusted EBITDA, adjusted net income and adjusted diluted EPS was approximately $8.2 million, $4.0 million and $0.04, respectively (approximately $11.6 million, $5.5 million, and $0.05 year to date).
•Net revenue, on a constant currency basis, was in line with expectations, increasing 2.2%, or $21.6 million, compared to Q2 2020; including the effects of foreign exchange, net revenue decreased $42.8 million. As anticipated, organic revenue generation was essentially flat at 0.4% growth without the impact of our descoped role on the Trans Mountain Expansion Project (TMEP), reflecting very strong organic growth in Canada and Global, while the US recovery is off to slower start. Overall, organic net revenue retracted 0.9% and acquisition net revenue grew 3.1%.
•Gross margin, as a percentage of revenue, increased 1.7% from 51.5% to 53.2%, mainly due to strong project performance and shifts in project mix.
•We achieved adjusted EBITDA from continuing operations of $146.6 million, representing 16.1% of net revenue compared to $142.5 million or 15.0% of net revenue in the prior period.
•Net income increased 20.2%, or $10.6 million, to $63.2 million, and diluted EPS from continuing operations increased 21.3%, or $0.10, to $0.57, mainly due to reductions in net interest, depreciation, administrative and marketing, and other expenses. In addition, we recorded a $1.0 million non-cash reversal of impairment of lease assets in the quarter compared to an impairment loss of $2.0 million in Q2 2020.
•Adjusted net income increased 20.6%, or $11.9 million, to $69.6 million, representing 7.7% of net revenue, and adjusted diluted EPS increased to $0.62 from $0.52 in Q2 2020.
•Contract backlog increased 4.3%, 6.0% organically, from December 31, 2020, to $4.6 billion at June 30, 2021. Organic backlog growth was achieved in our Buildings, Energy & Resources and Environmental Services business units—with both Energy & Resources and Environmental Services achieving organic backlog growth of approximately 26%—while backlog in our Infrastructure and Water business units remained relatively flat or retracted slightly. Contract backlog represents approximately 12 months of work.
•Operating cash flows from continuing operations decreased 68.9% to inflows of $78.2 million compared to $251.5 million in the prior period, reflecting the quarter-over-quarter change in revenues and corresponding cash receipts, including the effects of foreign exchange. As well, operating cash flows for the same period last year benefited from the deferral of income tax and other tax payments, which resulted from various pandemic relief programs.
•Net debt to adjusted EBITDA (on a trailing twelve-month basis) at June 30, 2021 is 0.9x, remaining below our annual target range of 1.0x to 2.0x.
•Days sales outstanding (DSO) was 76 days, an increase of 1 day from 75 days at December 31, 2020, and a 6-day improvement from 82 days at June 30, 2020.
•Consistent with our capital allocation strategy, we repurchased 939,482 common shares under our normal course issuer bid (NCIB) during the quarter (and year to date), for an aggregate price of $50.7 million.
•We completed the acquisition of Engenium, a 170-person Australia-based firm specializing in sustainability within the Energy & Resources operations, on May 1, 2021.
•On August 4, 2021, our Board of Directors declared a dividend of $0.165 per share, payable on October 15, 2021, to shareholders of record on September 30, 2021.

Management’s Discussion and Analysis June 30, 2021	M-4	Stantec Inc.

Year-to-date Q2 2021 compared to year-to-date Q2 2020
•Net revenue, on a constant currency basis, decreased 1.5% or $28.3 million compared to 2020 year to date; including the effects of foreign exchange, net revenue decreased $119.3 million. Organic revenue retracted by 2.8% without the impact of our descoped role on TMEP, reflecting low to mid-single digit organic growth in Canada and Global, while the US recovery is off to a slower start. Overall, organic net revenue retracted 4.1% and acquisition net revenue grew 2.6%.
•Gross margin as a percentage of net revenue, increased 0.8% from 52.3% to 53.1%, mainly due to improved project performance and shifts in project mix.
•We achieved adjusted EBITDA from continuing operations of $275.7 million, representing 15.4% of net revenue compared to $282.2 million or 14.8% of net revenue in the prior period.
•Net income from continuing operations increased 39.0%, or $32.0 million, to $114.1 million, and diluted EPS increased by 37.8%, or $0.28, to $1.02, mainly due to reductions in net interest, depreciation, and administrative and marketing expenses and an increase in other income largely related to unrealized fair value gains on investments held for self-insured liabilities. In addition, we recorded a $2.6 million non-cash reversal of impairment of lease assets year to date compared to an impairment loss of $11.7 million in the prior period.
•We achieved an increase in adjusted net income of 12.2%, or $13.7 million, to $125.7 million, representing 7.0% of net revenue, and adjusted diluted EPS increased 12.0%, or $0.12, to $1.12.
•Operating cash flows from continuing operations decreased 35.0% to inflows of $133.9 million compared to $206.1 million in the prior period, reflecting the year-over-year change in revenues and corresponding cash receipts, including the effects of foreign exchange. As well, operating cash flows for the same period last year benefited from the deferral of income tax and other tax payments, which resulted from various pandemic relief programs.

Management’s Discussion and Analysis June 30, 2021	M-5	Stantec Inc.

Reconciliation of Non-IFRS Financial Measures

	For the quarter ended June 30,		For the two quarters ended June 30,
(In millions of Canadian dollars, except per share amounts)	2021	2020	2021	2020
Net income from continuing operations	63.2	52.6	114.1	82.1
Add back:
Income taxes	19.9	20.7	37.0	36.5
Net interest expense	10.6	12.5	19.9	27.5
(Reversal) impairment of lease assets	(1.0)	2.0	(2.6)	11.7
Depreciation and amortization	53.4	59.1	106.8	117.4

EBITDA from continuing operations	146.1	146.9	275.2	275.2
Add back (deduct) pre-tax:
Unrealized (gain) loss on equity securities	(4.3)	(4.4)	(9.4)	7.0
Acquisition, integration, and restructuring costs (note 4)	4.8	—	9.9	—

Adjusted EBITDA from continuing operations	146.6	142.5	275.7	282.2

	For the quarter ended June 30,		For the two quarters ended June 30,
(In millions of Canadian dollars, except per share amounts)	2021	2020	2021	2020
Net income from continuing operations	63.2	52.6	114.1	82.1
Add back (deduct) after tax:
Amortization of intangible assets related to acquisitions (note 1)	6.8	6.9	13.2	14.0
Unrealized (gain) loss on equity securities (note 2)	(3.3)	(3.2)	(7.1)	5.0
(Reversal) impairment of lease assets (note 3)	(0.8)	1.4	(2.0)	8.3
Acquisition, integration, and restructuring costs (note 4)	3.7	—	7.5	2.6

Adjusted net income from continuing operations	69.6	57.7	125.7	112.0
Weighted average number of shares outstanding - basic	111,246,823	111,346,512	111,336,576	111,355,426
Weighted average number of shares outstanding - diluted	111,735,116	111,851,675	111,779,412	111,804,674

Adjusted earnings per share from continuing operations
Adjusted earnings per share - basic	0.63	0.52	1.13	1.01
Adjusted earnings per share - diluted	0.62	0.52	1.12	1.00
See the Definitions section of the 2020 Annual Report and this MD&A for our discussion of non-IFRS measures used.
note 1: The add back of intangible amortization relates only to the amortization from intangible assets acquired through acquisitions and excludes the amortization of software purchased by Stantec. For the quarter ended June 30, 2021, this amount is net of tax of $2.1 (2020 - $2.9). For the two quarters ended June 30, 2021, this amount is net of tax of $4.3 (2020 - $5.7).
note 2: For the quarter ended June 30, 2021, this amount is net of tax of $(1.0) (2020 - $(1.2)). For the two quarters ended June 30, 2021, this amount is net of tax of $(2.3) (2020 - $2.0).
note 3: For the quarter ended June 30, 2021, this amount is net of tax of $(0.2) (2020 - $0.6). For the two quarters ended June 30, 2021, this amount is net of tax of $(0.6) (2020 - $3.4).
note 4: The add back of other costs primarily relates to integration expenses associated with our acquisitions and reorganization tax expenses. For the quarter ended June 30, 2021, this amount is net of tax of $1.1 (2020 - nil). For the two quarters ended June 30, 2021, this amount is net of tax of $2.4 (2020 included a reorganization tax expense of $2.6).

Management’s Discussion and Analysis June 30, 2021	M-6	Stantec Inc.

Financial Targets – Revised
We are revising certain targets contained within our earnings guidance and outlook for the balance of 2021 based on our financial performance to date and the outlook for the balance of this year.

We are raising our guidance for 2021 earnings, adjusted EBITDA and adjusted net income margin ranges, as well as the adjusted ROIC target. Based on our revised targets, we now expect to deliver 4% to 7% growth in adjusted diluted earnings per share in comparison to 2020, where previous guidance was for low to mid-single digit (1% to 5%) growth.

(In millions of Canadian dollars, unless otherwise stated)	Previously Published 2021 Annual Range	Revised 2021 Annual Range	For the two quarters ended June 30, 2021
Targets
Adjusted EBITDA as % of net revenue (note)	14.5% to 16.0%	15.0% to 16.0%	15.4%
Adjusted net income as % of net revenue (note)	At or above 6.5%	At or above 6.8%	7.0%
Adjusted diluted EPS growth	low to mid-single %	4% to 7%	12.0%
Adjusted ROIC (note)	At or above 9.5%	At or above 10.0%	(note)
Other expectations
Gross margin as % of net revenue	52% to 54%	no change
Administrative and marketing expenses as % of net revenue	37% to 39%	no change
Net debt to adjusted EBITDA (note)	1.0x to 2.0x	no change
Capital expenditures (including software)	$60 to $65	$40 to $50
Depreciation on property and equipment	$60 to $65	$50 to $60
Depreciation on leased assets	$112 to $117	$100 to $110
Amortization of intangible assets related to acquisitions	$28 to $33	$35 to $40
All other amortization of intangible assets	$6 to $9	$11 to $16
Effective tax rate (without discrete transactions)	27% to 28%	23.3% to 24.8%
Earnings pattern	40% in Q1 and Q4	45% in Q1 and Q4
	60% in Q2 and Q3	55% in Q2 and Q3
Days sales outstanding	90 days	<80 days
In setting our targets and guidance, the average value for the US dollar is assumed to be $1.22 and for the GBP to be $1.72 for the remainder of the year.
note: Adjusted EBITDA, adjusted net income, adjusted diluted EPS, and adjusted return on investment capital (ROIC) are non-IFRS measures discussed in the Definitions section of the 2020 Annual Report and this MD&A. Adjusted ROIC is calculated annually at the end of the year.

Outlook
The guidance we provided in the Outlook section of our 2020 Annual Report (incorporated here by reference) was based on the assumption of a continued gradual global recovery and recognized that adjustments may need to be considered if the pace of economic recovery significantly differed from our expectations. We have been able to successfully navigate the ongoing pandemic by capitalizing on the diversity of our practice and the focused management of our whole business. While the pace of vaccinations and emergence of COVID-19 variants creates some uncertainty as to the stability of the global economic recovery, we expect our business will continue to demonstrate resilience and we believe we are well positioned to generate greater earnings in 2021 than previously projected.

Net Revenue
Our outlook for organic net revenue growth remains unchanged from our previous guidance. We continue to anticipate that organic net revenue growth in 2021 will be in the range of 1% to 5% (low to mid-single digits) on a constant currency basis, but with a slight shift in mix. We expect organic growth in Canada and Global to be slightly

Management’s Discussion and Analysis June 30, 2021	M-7	Stantec Inc.

stronger than initially projected and a slightly slower recovery in the US. We remain confident in the long-term growth prospects in the US market, given the significant number of opportunities we are pursuing and where we have generated 6.4% organic growth in our US backlog year to date. No potential upside from US infrastructure stimulus bills has yet been considered in our revenue expectations due to the continued uncertainty around the timing of such legislation being passed and lags in qualifying projects and programs proceeding once passed.

While we have not yet incorporated recent US stimulus bills into our outlook, it is worth noting that the recently passed American Rescue Plan Act of 2021 contains roughly US$600 billion earmarked for projects requiring engineering and design, and that the proposed American Jobs Plan of 2021 includes US$1.7 trillion earmarked for projects requiring engineering and design. Given the expected focus on investments in sustainable infrastructure, and that our industry leading exposure to UN Sustainable Development Goal (SDG) related revenues is approximately half of our gross revenue (2020), we are well positioned to address the areas of focus in these announcements.

Adjusted EBITDA
While we have not changed our net revenue organic growth outlook, we are tightening our target range for adjusted EBITDA by raising the low end of the range from 14.5% to 15.0%. This reflects our confidence in continued solid project execution and in our ability to maintain a disciplined approach to discretionary spending.

Income taxes
We expect to generate tax savings from the implementation of our tax planning strategy, as well as from updates and adjustments made to our earlier projections, certain tax estimates, and mix of earnings from foreign jurisdictions we operate in. Based on these factors, we have revised our expected 2021 effective tax rate (without discrete transactions) to be in the range of 23.3% to 24.8%, a change from our previously projected 2021 effective tax range of 27% to 28%.

Impact of foreign exchange
Our initial 2021 guidance, provided in our 2020 Annual Report, was predicated on an assumed US to Canadian dollar exchange rate of $1.32 (Canadian dollar to US dollar of $0.76). In the first half of 2021, the US to Canadian dollar weakened to $1.25 (Canadian dollar to US dollar of US$0.80). We have now assumed a US to Canadian dollar exchange rate of $1.22 (US$0.82) for the second half of the year. We estimate that a US$0.01 change of the US dollar to the Canadian dollar relative to our assumed $1.22 exchange rate leads to an approximate increase or reduction in the second half of the year of $1.0 million in pre-tax earnings, $0.8 million in earnings, and $0.01 per share.

Adjusted net income, adjusted ROIC, and adjusted diluted earnings per share
As we continue to execute on our 2023 Real Estate Strategy, we are on track to deliver on our target of incremental earnings of $0.10 per share through this initiative.

Based on the factors described above, we are raising our target range for adjusted net income as a percentage of net revenue from at or above 6.5% to at or above 6.8% and our adjusted ROIC from at or above 9.5% to at or above 10.0%. Further, we are raising our guidance for adjusted diluted earnings per share, as we now expect to deliver 4% to 7% growth in comparison to 2020.

While we remain focused on continuing to grow through acquisition, it should be noted that the above targets do not include any assumed acquisitions given the unpredictable nature of the size and timing of such acquisitions.

Management’s Discussion and Analysis June 30, 2021	M-8	Stantec Inc.

Financial Performance
The following sections outline specific factors that affected the results of our operations in the second quarter of 2021 and Q2 2021 year to date.

Gross and Net Revenue
While providing professional services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. Revenue associated with these direct costs is included in gross revenue. Because these direct costs and associated revenue can vary significantly from contract to contract, changes in gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue (which is gross revenue less subconsultant and other direct expenses) and analyze results in relation to net revenue rather than gross revenue.

We generate approximately 75% of our gross revenue in foreign currencies, primarily in US dollars and British pounds (GBP). Fluctuations in these currencies had a net $64.4 million negative impact on our net revenue results in Q2 2021 compared to Q2 2020 and a $91.0 million negative impact year to date in 2021 compared to 2020, as further described below:
•The US dollar averaged $1.39 in Q2 2020 and $1.22 in Q2 2021—a 12.2% decrease. The US dollar averaged $1.37 year to date in 2020 and $1.25 year to date in 2021—an 8.8% decrease. The weakening US dollar compared to the Canadian dollar had a negative effect on gross and net revenues.
•The British pound averaged $1.72 in both Q2 2020 and Q2 2021 as well as year to date in 2020 and 2021—remaining consistent with limited impact on gross and net revenue.

Fluctuations in other foreign currencies did not have a material impact on our gross and net revenue.

Revenue earned by acquired companies in the first 12 months following an acquisition is reported as revenue from acquisitions and thereafter as organic revenue.

	Gross Revenue		Net Revenue
	Quarter Ended Jun 30,		Quarter Ended Jun 30,
(In millions of Canadian dollars, except percentages)	2021	2020	2021	2020	Q2 21 Organic Growth (Retraction) %
Canada	312.9	292.9	278.0	261.1	6.0%
United States	591.4	713.3	445.0	532.1	(7.4%)
Global	229.7	199.4	185.3	157.9	9.9%
Total	1,134.0	1,205.6	908.3	951.1	(0.9%)

	Gross Revenue		Net Revenue
	Two Quarters Ended Jun 30,		Two Quarters Ended Jun 30,
(In millions of Canadian dollars, except percentages)	2021	2020	2021	2020	Q2 YTD 21 Organic Growth (Retraction) %
Canada	605.4	603.8	534.1	536.9	(1.0%)
United States	1,180.1	1,402.9	899.7	1,041.1	(7.4%)
Global	437.7	419.4	353.2	328.3	1.1%
Total	2,223.2	2,426.1	1,787.0	1,906.3	(4.1%)

Management’s Discussion and Analysis June 30, 2021	M-9	Stantec Inc.

	Gross Revenue		Net Revenue
	Quarter Ended Jun 30,		Quarter Ended Jun 30,
(In millions of Canadian dollars, except percentages)	2021	2020	2021	2020	Q2 21 Organic Growth (Retraction) %
Buildings	225.5	258.7	184.7	202.0	(2.1%)
Energy & Resources	142.2	152.5	125.4	135.2	(7.2%)
Environmental Services	193.8	182.1	149.0	139.7	2.2%
Infrastructure	321.5	355.5	253.6	273.1	(2.3%)
Water	251.0	256.8	195.6	201.1	4.4%
Total	1,134.0	1,205.6	908.3	951.1	(0.9%)

	Gross Revenue		Net Revenue
	Two Quarters Ended Jun 30,		Two Quarters Ended Jun 30,
(In millions of Canadian dollars, except percentages)	2021	2020	2021	2020	Q2 YTD 21 Organic Growth (Retraction) %
Buildings	448.9	531.8	368.8	420.9	(8.1%)
Energy & Resources	273.7	329.4	241.8	279.9	(13.0%)
Environmental Services	373.6	361.3	287.6	275.3	(2.1%)
Infrastructure	625.5	698.8	497.8	535.4	(3.5%)
Water	501.5	504.8	391.0	394.8	4.1%
Total	2,223.2	2,426.1	1,787.0	1,906.3	(4.1%)
Comparative figures have been reclassified due to a realignment of several business lines and to conform to the presentation adopted for the current year.

On a constant currency basis, net revenue increased in the quarter with acquisition growth more than offsetting a slight organic retraction, and decreased nominally for the year to date, reflecting strengthening market conditions as the year unfolds. Including the effects of foreign exchange, net revenue decreased by 4.5% for the quarter and 6.3% for the year to date. Our operations are seeing a recovery from pandemic-related disruptions as COVID restrictions are lifted in the various jurisdictions we operate in. Without the impact of our descoped role on the TMEP, which occurred beginning January 1, 2021, we achieved organic growth of 0.4% in the quarter and a year-to-date retraction of 2.8%.

Year to date, the gross to net revenue ratio was 1.24, falling below our targeted range of 1.25 to 1.30.
Canada
In Canada, net revenue grew by 6.5% in the quarter and remained consistent year to date.

Organic net revenue grew 6.0% in the quarter and retracted 1.0% year to date. Without the impact of our descoped role on the TMEP, organic growth was over 11% in the quarter and approximately 4% year to date. Double digit growth in our Buildings, Environmental Services, and Infrastructure businesses contributed to the robust organic growth. Major public projects in healthcare and the civic sectors continue to drive growth in Buildings. Our Environmental Services business benefited from residual TMEP work. Increases in public spending in various transportation projects in Montreal and Greater Toronto area, as well as a strong housing market contributed to overall growth in Infrastructure.

As the Canadian economy recovers from the pandemic, we are seeing increasing momentum in our projects and increases in our contract backlog, particularly in our Buildings, Energy & Resources, and Environmental Services businesses.

Management’s Discussion and Analysis June 30, 2021	M-10	Stantec Inc.

United States
In our US operations, on a constant currency basis, net revenue decreased 4.9% in both the quarter and year to date, reflecting organic retraction partly offset with acquisition growth. The weaker US dollar compared to the Canadian dollar drove an 11.5% and 8.7% reduction in net revenue in the quarter and year to date, respectively, resulting in an overall net revenue reduction of 16.4% and 13.6% for the same periods.

The US market is slowly recovering from pandemic-related slowdowns. Consistent with expectations, organic net revenue retracted 7.4% in both the quarter and year to date, primarily in our Buildings and Infrastructure businesses. In our Buildings business, retraction was primarily in the commercial, airports, education and hospitality sectors, which were more heavily affected by the pandemic. However, work is pivoting to the industrial and logistics, science and technology, and civic sectors. Retraction in Infrastructure was primarily from the continuing wind down of certain large-scale transportation projects and the timing of client change order approvals on these projects, which tend to be more protracted for Alternative Delivery Projects. Partly offsetting these retractions was growth in the Mining sector resulting from higher commodity prices.

Despite the slower recovery to date, we are seeing increasing momentum in our US projects and increases in our contract backlog, particularly in our Buildings, Energy & Resources and Environmental Services businesses.
Global
In our Global operations, net revenue grew 17.4% in the quarter and 7.6% year to date, reflecting organic and acquisition net revenue growth, partly offset with foreign exchange impacts.

Organic revenue growth was 9.9% in the quarter and 1.1% year to date, with strong performance primarily in our Energy & Resources, Transportation, and Water businesses. Energy & Resources is benefiting from work in Mining driven by high copper prices and the lifting of pandemic-related restrictions. Transportation and Water generated continued growth, particularly in the UK, Australian, and New Zealand markets. Some retractions occurred in our Buildings and Community Development businesses in the UK and Australia; however, progressive recovery is anticipated in the house-building and strategic land development markets in the UK and in Australia's private sector non-residential market. This is expected to contribute to overall Infrastructure growth in the UK and Buildings growth in Australia.
Backlog

(In millions of Canadian dollars)	Jun 30, 2021	Dec 31, 2020
Canada	1,254.9	1,134.3
United States	2,525.6	2,449.2
Global	785.5	793.6
Total	4,566.0	4,377.1

Our contract backlog at June 30, 2021 stood at $4.6 billion representing approximately 12 months of work. Compared to December 31, 2020, backlog increased 6.9% or $304.8 million on a constant currency basis, and 4.3% or $188.9 million, including the negative impacts of foreign exchange. The increase in backlog reflects organic growth of 6.0% and acquisition growth of 0.9%, partly offset by negative foreign exchange impacts of 2.6%. Organic growth was primarily in our Canada and US operations, with our Energy & Resources and Environmental Services businesses achieving double digit growth.

We define “backlog” as the total value of secured work that has not yet been completed where we have an executed contract or a letter of intent that management is reasonably assured will be finalized in a formal contract.

Management’s Discussion and Analysis June 30, 2021	M-11	Stantec Inc.

Major Project Awards
In Canada, major project awards in the second quarter included planning, design, and conformance services for a new 105-bed hospital in Moosonee, Ontario. Our Buildings team in British Columbia was awarded architecture, interior design, and engineering services for the expansion of the Abbotsford Police headquarters. In Quebec, our Infrastructure team secured a seven-year standing offer agreement with the City of Montréal to conduct studies, design, planning, and construction supervision for water treatment facilities. We were also awarded work for two biofuel facilities—one in western Canada, and one in eastern Canada.

In the United States, we were awarded master planning, architecture, interior design, engineering, and landscape design services for a new 112,000-square-foot (10,405-square-metre) science and technology facility in Boulder, Colorado. Our work with the United States Army Corps of Engineers (USACE) continued to expand in the second quarter with a multiple-award task order contract for design-build and design-bid-build construction and renovation projects within the USACE Louisville District. A consortium we are part of was selected as the environmental services partner for the Fargo-Moorhead Water Diversion Project, which entails development of a 30-mile (48-kilometre) flood diversion channel.

In our Global operations, major project awards included a nine-year professional services contract with Hastings District Council in New Zealand for water and transportation projects. In the United Kingdom, we continued to advance our work with water utilities. Yorkshire Water appointed us to provide urban drainage and river flow and water quality modeling and auditing services as part of its ongoing asset management program (AMP). Northumbrian Water also selected our team to deliver water and wastewater treatment and networks as part of its current AMP cycle. We continued to demonstrate our technical expertise in pumped storage design securing work on two major projects in Scotland: the Coire Glas Pumped Storage Project in Great Glen, and the Cruachan 2 Pumped Storage project in Argyll.

Gross Margin
In general, gross margin fluctuations depend on the particular mix of projects in progress during any quarter and on project execution. The fluctuations reflect our business model, which is based on providing services across diverse geographic locations, business operating units, and all phases of the infrastructure and facilities project life cycle. For a definition of gross margin, refer to the Definitions section of our 2020 Annual Report (incorporated here by reference).

	Quarter Ended Jun 30,				Two Quarters Ended Jun 30,
	2021		2020		2021		2020
(In millions of Canadian dollars, except percentages)	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue
Canada	149.3	53.7%	126.7	48.5%	285.9	53.5%	266.2	49.6%
United States	236.5	53.1%	281.4	52.9%	479.0	53.2%	553.5	53.2%
Global	97.5	52.6%	81.6	51.7%	184.8	52.3%	176.7	53.8%
Total	483.3	53.2%	489.7	51.5%	949.7	53.1%	996.4	52.3%

In line with our net revenue retraction expectations for the second quarter, gross margin decreased $6.4 million, or 1.3%, which included the effect of the strengthening Canadian dollar on our US gross margins. As a percentage of net revenue, gross margin increased 1.7% to 53.2%. Year to date, gross margin decreased $46.7 million, or 4.7%, and increased 0.8% to 53.1% as percentage of net revenue.

In Canada, gross margin increased $22.6 million to $149.3 million and increased 5.2% as a percentage of net revenue in the quarter. Year to date, gross margin increased $19.7 million to $285.9 million and increased 3.9% as a percentage of net revenue. A shift in our project mix, primarily driven by our descoped role on TMEP and increased project work in our higher-margin Buildings and Community Development businesses contributed to overall improvements.

Management’s Discussion and Analysis June 30, 2021	M-12	Stantec Inc.

Gross margin in the United States decreased in the quarter and year to date, of which approximately $32 million and $48 million, respectively, is attributed to negative foreign currency impacts. As a percentage of net revenue, gross margin increased by 0.2% in the quarter and remained consistent year to date. The margin improvements are due to project mix and project performance. The most significant margin improvements occurred in our Buildings business and Power and Dams sector.

Gross margin in our Global operations increased $15.9 million to $97.5 million and increased 0.9% as a percentage of net revenue in the quarter. Margin improvement was driven by market momentum in our New Zealand and Australia businesses. Year to date, gross margin increased $8.1 million to $184.8 million and decreased 1.5% as a percentage of net revenue due to project mix.

Administrative and Marketing Expenses
Administrative and marketing expenses decreased $2.7 million and as a percentage of net revenue were 37.6% in Q2 2021 compared to 36.2% in Q2 2020. Year to date, administrative and marketing expenses decreased $28.5 million and as a percentage of net revenue were 38.2% in 2021 compared to 37.3% in 2020. During the quarter, we achieved continued cost savings from reduced discretionary spending and the favorable resolution of certain claims. These savings were offset by higher acquisition and integration costs from recent acquisitions and lower utilization, primarily in our US operations which included increased business development efforts on major programs and bids. Year-to-date impacts also included higher share-based compensation expense due to movements in our share price. Cost savings from reduced discretionary spending may decline as pandemic restrictions are lifted and as we transition to a post-pandemic working environment.

Depreciation of Lease Assets
Depreciation of lease assets decreased $7.0 million compared to the two quarters in 2020. The decrease is primarily as a result of our 2023 Real Estate Strategy.

Impairment (Reversal) of Lease Assets
As part of the Company's 2023 Real Estate Strategy, the real estate lease portfolio was evaluated in 2020 and resulted in the approval of a formal plan to sublease certain underutilized office spaces. This change in use resulted in the recognition of impairment losses in 2020.

Prior to the execution of a sublease arrangement, payments made for variable costs on impaired office lease assets will reduce estimated future cash outflows and increase the recoverable amount of the lease assets. In accordance with the accounting requirements of IAS 36 Impairment of Assets, this resulted in a $2.6 million reversal of the recorded impairments in the first two quarters of 2021. We expect fluctuations in our impairment adjustments until sublease arrangements are executed. As well, we continue to look for optimization opportunities in our real-estate portfolio.

Net Interest Expense
Net interest expense decreased $1.9 million in Q2 2021 and $7.6 million year to date in 2021 compared to the same periods in 2020. This was primarily driven by the repayment of the revolving credit facility in October 2020 with proceeds from the issuance of senior unsecured notes at a lower interest rate, limited draws on the revolving credit facility since that repayment, and the lowering of interest rates by the Bank of Canada in response to COVID-19 that contributed to the decrease in interest rates on our variable rate debt.

Other (Income) Expenses
Continued improvements in the equity security markets resulted in an unrealized gain of $9.4 million year to date in 2021 compared to an unrealized loss of $7.0 million in the same period in 2020, on our equity securities in our investments held for self-insured liabilities. The unrealized gains and losses are non-cash adjustments and represent the fair value fluctuations in the equity markets.

Management’s Discussion and Analysis June 30, 2021	M-13	Stantec Inc.

Income Taxes
Our effective income tax rate was 23.9% in Q2 2021 and 24.5% year to date, compared to normalized rates of 29.1% in Q2 2020 and 28.8% year to date in 2020. For the quarter and year to date, the effective tax rate was reduced from our prior year rate primarily due to the implementation of certain tax strategies, the tax rate differences and mix of forecasted earnings from the foreign jurisdictions we operate in, a reduction in non-deductible expenses, and revisions of certain tax estimates.
Summary of Quarterly Results
The following table presents selected data derived from our consolidated financial statements for each of the eight most recently completed quarters. This information should be read in conjunction with the applicable interim unaudited and annual audited consolidated financial statements and related notes.

Quarterly Unaudited Financial Information

	2021		2020				2019
(In millions of Canadian dollars, except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Gross revenue	1,134.0	1,089.2	1,126.1	1,177.9	1,205.6	1,220.5	1,210.2	1,241.5
Net revenue	908.3	878.7	861.7	916.5	951.1	955.2	901.0	952.6
Net income from continuing operations	63.2	50.9	14.9	62.1	52.6	29.5	42.4	57.8
Net income from discontinued operations	—	—	1.8	—	—	10.2	—	—
Net income	63.2	50.9	16.7	62.1	52.6	39.7	42.4	57.8
Diluted earnings per share
Continuing operations	0.57	0.46	0.13	0.55	0.47	0.26	0.38	0.52
Discontinued operations	—	—	0.02	—	—	0.09	—	—
Total diluted earnings per share	0.57	0.46	0.15	0.55	0.47	0.35	0.38	0.52
Continuing operations
Adjusted net income (note)	69.6	56.1	67.0	69.9	57.7	54.3	52.3	66.3
Adjusted diluted EPS (note)	0.62	0.50	0.60	0.62	0.52	0.49	0.47	0.59
Adjusted net income and adjusted EPS are non-IFRS measures and are further discussed in the Definitions section of the 2020 Annual Report and this MD&A.
Quarterly EPS and adjusted EPS are not additive and may not equal the annual EPS reported. This is a result of the effect of shares issued on the weighted average number of shares. Quarterly and annual diluted EPS and adjusted EPS are also affected by the change in the market price of our shares since we do not include in dilution options when the exercise price of the option is not in the money.

Management’s Discussion and Analysis June 30, 2021	M-14	Stantec Inc.

The table below compares quarters, summarizing the impact of acquisitions, organic growth, and foreign exchange on net revenue:

	Q2 2021	Q1 2021	Q4 2020	Q3 2020
	vs.	vs.	vs.	vs.
(In millions of Canadian dollars)	Q2 2020	Q1 2020	Q4 2019	Q3 2019
(Decrease) increase in net revenue due to
Organic retraction	(8.3)	(70.5)	(39.5)	(45.2)
Acquisition growth	29.9	20.6	1.7	—
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	(64.4)	(26.6)	(1.5)	9.1
Total net decrease in net revenue	(42.8)	(76.5)	(39.3)	(36.1)
Construction Services operations are presented as discontinued operations. This table has been updated to include only continuing operation results.

We experience variability in our results of operations from quarter to quarter due to the nature of the sectors and geographic locations we operate in. Typically, in the first and fourth quarters, we see slowdowns related to winter weather conditions and holiday schedules. The net decrease in net revenue from Q2 2021 compared to Q2 2020 primarily reflects the foreign exchange impact from the appreciation of the Canadian dollar, offset by the revenues contributed by our acquisitions completed in the first two quarters. (See additional information on the operating results in our MD&A for each respective quarter.)

Management’s Discussion and Analysis June 30, 2021	M-15	Stantec Inc.

Statements of Financial Position
The following table highlights the major changes to assets, liabilities, and equity since December 31, 2020:

(In millions of Canadian dollars)	Jun 30, 2021	Dec 31, 2020

Total current assets	1,524.4	1,565.1
Property and equipment	225.3	240.1
Lease assets	439.9	447.0
Goodwill	1,680.6	1,673.8
Intangible assets	207.0	182.0
Net employee defined benefit asset	47.6	47.3
Deferred tax assets	45.3	42.4
Other assets	201.6	191.2
Total assets	4,371.7	4,388.9

Current portion of long-term debt	211.0	46.6
Current portion of provisions	23.9	20.5
Current portion of lease liabilities	102.1	103.6
All other current liabilities	814.6	816.5

Total current liabilities	1,151.6	987.2
Lease liabilities	503.8	526.2
Income taxes payable	8.7	10.2
Long-term debt	507.2	634.2
Provisions	105.4	107.7
Net employee defined benefit liability	80.7	91.2
Deferred tax liability	63.0	63.4
Other liabilities	37.5	39.5
Equity	1,913.4	1,928.5
Non-controlling interests	0.4	0.8
Total liabilities and equity	4,371.7	4,388.9

Refer to the Liquidity and Capital Resources section of this MD&A for an explanation of the changes in current assets, current liabilities, and shareholders’ equity.

The carrying amounts of assets and liabilities for our US subsidiaries on our consolidated statements of financial position decreased due to the weakening US dollar relative to the Canadian dollar—from $1.27 at December 31, 2020, to $1.23 at June 30, 2021. Other factors that impacted our long-term assets and liabilities are indicated below.

Property and equipment decreased mainly because of depreciation expense, partly offset by additions of primarily engineering equipment and leasehold improvements. Goodwill and intangible assets increased primarily from the acquisition of GTA and Engenium. Intangible assets also increased as a result of software additions, partly offset by amortization. Lease assets decreased as a result of depreciation, partly offset by additions, lease modifications, and the reversal of impairment. Other assets increased mainly as a result of unrealized fair value gains in investments held for self-insured liabilities.

Total current and long-term portions of long-term debt increased $37.4 million due primarily to an increase of $34.7 million in notes payable related to the acquisition of GTA and Engenium, an increase of $23.4 million in software financing obligations, and $10.0 million in draws made on the revolving credit facility. The increases were partly offset by $25.5 million in note repayments made for prior acquisitions. Total current and long-term portions of lease liabilities decreased $23.9 million due to lease payments made, partly offset by additions, modifications, and interest accretion.

Management’s Discussion and Analysis June 30, 2021	M-16	Stantec Inc.

Net employee defined benefit liability decreased $10.5 million, and net employee defined benefit asset increased $0.3 million for a combined net decrease in employee benefit obligations of $10.8 million. The decrease was primarily due to contributions made to the defined benefit pension plans and a reclassification of the current portion of certain end-of-employment benefit plans to trade and other payables.
Liquidity and Capital Resources
We are able to meet our liquidity needs through various sources, including cash generated from operations, long- and short-term borrowings from our $800 million revolving credit facility (with access to an additional $600 million subject to approval), our $310 million senior term loan, proceeds from the $300 million private placement of our senior unsecured notes, and the issuance of common shares. We use funds primarily to pay operational expenses; complete acquisitions; sustain capital spending on property, equipment, and software; repay long-term debt; repurchase shares; and pay dividend distributions to shareholders.

We expect our internally generated cash flows, supplemented by borrowings, if necessary, will be sufficient to cover normal operating and capital expenditures. However, under certain favorable market conditions, we do consider issuing common shares to facilitate acquisition growth or to reduce borrowings under our credit facilities.

Working Capital
The following table summarizes working capital information at June 30, 2021, compared to December 31, 2020:

(In millions of Canadian dollars, except ratios)	Jun 30, 2021	Dec 31, 2020
Current assets	1,524.4	1,565.1
Current liabilities	1,151.6	987.2
Working capital (note)	372.8	577.9
Current ratio (note)	1.32	1.59
Note: Working capital is calculated by subtracting current liabilities from current assets. Current ratio is calculated by dividing current assets by current liabilities. Both non-IFRS measures are further described in the Definitions section of the 2020 Annual Report and this MD&A.

The carrying amounts of assets and liabilities for our US subsidiaries on our consolidated statements of financial position decreased due to the weakening of the US dollar relative to the Canadian dollar. Other factors that impacted our current assets and liabilities are indicated below.

Current assets decreased primarily because cash and deposits decreased $80.3 million (explained in the Cash Flows section of this MD&A), offset by an increase of $15.8 million in income taxes recoverable for tax installments paid, and a collective net increase of $21.5 million in trade and other receivables, unbilled receivables, and contract assets.
•Our continued focus and effort on collection activities contributed to a consistent DSO, defined in the Definition section of our 2020 Annual Report, of 76 days at June 30, 2021, a 1 day increase from December 31, 2020, and a 6-day decrease compared to 82 days at June 30, 2020.
•The aging of trade receivables improved consistently throughout the aging categories, with the highest balance as a percentage of total trade receivables in the 30-days or less category. This is a reflection of consistent collection efforts.
Current liabilities increased primarily as a result of an increase in the current portion of long-term debt of $164.4 million, largely because Tranche B of our senior term loan became current during the quarter (due June 27, 2022).

Management’s Discussion and Analysis June 30, 2021	M-17	Stantec Inc.

Cash Flows
Our cash flows from and used in operating, investing, and financing activities are reflected in the consolidated statements of cash flows and are summarized below:

	Quarter Ended Jun 30,
	Continuing Operations			Discontinued Operations			Total
(In millions of Canadian dollars)	2021	2020	Change	2021	2020	Change	2021	2020	Change
Cash flows from (used in) operating activities	78.2	251.5	(173.3)	—	(0.9)	0.9	78.2	250.6	(172.4)
Cash flows used in investing activities	(30.3)	(11.2)	(19.1)	—	—	—	(30.3)	(11.2)	(19.1)
Cash flows used in financing activities	(87.4)	(100.4)	13.0	—	—	—	(87.4)	(100.4)	13.0

	Two Quarters Ended Jun 30,
	Continuing Operations			Discontinued Operations			Total
(In millions of Canadian dollars)	2021	2020	Change	2021	2020	Change	2021	2020	Change
Cash flows from operating activities	133.9	206.1	(72.2)	—	1.5	(1.5)	133.9	207.6	(73.7)
Cash flows used in investing activities	(53.9)	(31.8)	(22.1)	—	—	—	(53.9)	(31.8)	(22.1)
Cash flows used in financing activities	(149.3)	(124.6)	(24.7)	—	—	—	(149.3)	(124.6)	(24.7)

Cash Flows From Operating Activities
Operating cash flows from continuing operations for the year to date were $133.9 million, which decreased $72.2 million compared to 2020. The decrease is largely consistent with the year-over-year change in revenues and corresponding cash receipts, including the significant effects of foreign exchange. As well, operating cash flows for the same period last year benefited from the deferral of $35.1 million in income tax and other tax payments, which resulted from various pandemic relief programs.

Cash Flows Used in Investing Activities
Cash flows used in investing activities were $53.9 million, a $22.1 million increase year to date compared to 2020. This was due primarily to the acquisition of GTA and Engenium for net cash consideration of $35.0 million, partly offset by a $12.2 reduction in the cash used to purchase investments held for self-insured liabilities.

Cash Flows Used in Financing Activities
Cash flows used in financing activities were $149.3 million year to date, a $24.7 million increase compared to 2020. The increase in cash flows used included higher share repurchases for cancellation of $17.3 million and lower cash proceeds from share capital issuance of $11.1 million. These changes were offset by draws on our revolving credit facility of $10.0 million compared to a repayment of $2.0 million in the prior period.

Capital Management
Our objective in managing our capital is to provide sufficient capacity to cover normal operating and capital expenditures and to have flexibility for financing future growth. We focus our capital allocations on increasing shareholder value through funding accretive acquisitions in pursuit of our growth strategy while maintaining a strong balance sheet, repurchasing shares opportunistically, and managing dividend increases to our target payout ratio in a sustainable manner.

We manage our capital structure according to our internal guideline of maintaining a net debt to adjusted EBITDA (trailing twelve months) of 1.0x to 2.0x. At June 30, 2021, our net debt to adjusted EBITDA was 0.9x, falling below our stated internal guideline and consistent with our overall approach to capital allocation. There may be occasions when we exceed our target by completing acquisitions that increase our debt level for a period of time.

Management’s Discussion and Analysis June 30, 2021	M-18	Stantec Inc.

(In millions of Canadian dollars, except ratios)	Jun 30, 2021	Dec 31, 2020
Current and non-current portion of long-term debt	718.2	680.8
Less: cash and deposits	(209.2)	(289.5)
Bank indebtedness	8.7	4.7
Net debt	517.7	396.0
Shareholders' equity	1,913.4	1,928.5
Total capital managed	2,431.1	2,324.5
Trailing twelve months adjusted EBITDA from continuing operations (note)	572.4	578.9
Net debt to adjusted EBITDA ratio (note)	0.9	0.7
See the Definitions section of the 2020 Annual Report and this MD&A for our discussion of non-IFRS measures used.

Stantec has senior unsecured notes of $300 million outstanding and syndicated senior credit facilities consisting of a senior revolving credit facility of a maximum of $800 million, a $310 million term loan in two tranches, and access to additional funds of $600 million through an accordion feature. We are required to comply with certain covenants as part of our syndicated credit facilities and notes. The key financial covenants include, but are not limited to, a leverage ratio and an interest coverage ratio (as defined by our credit facilities agreement and set forth in the Definition section of our 2020 Annual Report).

At June 30, 2021, $775.0 million was available in our revolving credit facility for future activities, and we were in compliance with the covenants related to our credit facilities as at and throughout the period ended June 30, 2021.

Shareholders’ Equity
Shareholders’ equity decreased $15.1 million from December 31, 2020. Net income of $114.1 million earned in the first two quarters of 2021 and $30.7 million for share options exercised for cash increased shareholders' equity. These increases were offset by a comprehensive loss of $75.5 million related to the exchange difference on translation of our foreign subsidiaries, $50.7 million in shares repurchased under our Normal Course Issuer Bid (NCIB), and $36.7 million in dividends declared.

Our NCIB on the TSX was renewed on November 12, 2020, enabling us to repurchase up to 5,605,224 of our common shares during the period November 16, 2020, to November 15, 2021. We also have an Automatic Share Purchase Plan with a broker that allows the purchase of common shares for cancellation under the NCIB at any time during predetermined trading blackout periods within certain pre-established parameters.

We believe that, from time to time, the market price of our common shares does not fully reflect the value of our business or future business prospects and that, at such times, the repurchase of outstanding common shares are an appropriate use of available Company funds. We repurchased 939,482 common shares for an aggregated price of $50.7 million during the first two quarters of 2021, compared to the repurchase of 846,171 common shares for an aggregated price of $31.4 million in the same period of 2020.
Other
Outstanding Share Data
At June 30, 2021, 111,005,773 common shares and 1,175,984 share options were outstanding. From July 1, 2021, to August 4, 2021, 47,089 share options were exercised, and no share options were forfeited. At August 4, 2021, 111,052,862 common shares and 1,128,895 share options were outstanding.

Management’s Discussion and Analysis June 30, 2021	M-19	Stantec Inc.

Contractual Obligations
The nature and extent of our contractual obligations did not change materially from those described in the contractual obligations section of our 2020 Annual Report (incorporated here by reference). Management believes sufficient liquidity is available to meet our contractual obligations as at June 30, 2021.

Off-Balance Sheet Arrangements
The nature and extent of our off-balance sheet arrangements did not change materially from those described in the off-balance sheet arrangements section from those described in our 2020 Annual Report (incorporated here by reference).

Financial Instruments and Market Risk
At June 30, 2021, the nature and extent of our use of financial instruments did not change materially from those described in the Financial Instruments and Market Risk section of our 2020 Annual Report (incorporated here by reference).

We continue to hold an interest rate swap to hedge the interest rate variability on Tranche C of our term loan. The agreement matures on June 27, 2023 and has the effect of converting the variable interest rate associated with $160 million of our term loan into a fixed interest rate of 2.295% plus an applicable basis points spread.

We had also entered into foreign currency forward contracts to purchase USD$112.0 million for CAD$138.6 million equivalent on the trade date. These contracts were entered to mitigate the risk of foreign currency fluctuations.

Related-Party Transactions
Transactions with subsidiaries, structured entities, associated companies, joint ventures, and key management personnel are further described in note 34 of our audited consolidated financial statements for the year ended December 31, 2020 (included in our 2020 Annual Report and incorporated here by reference). At June 30, 2021, the nature and extent of these transactions were not materially different from those disclosed in the 2020 Annual Report.
Critical Accounting Estimates, Developments, and Measures
Critical Accounting Estimates
The preparation of consolidated financial statements in accordance with IFRS requires us to make various estimates and assumptions. However, future events may result in significant differences between estimates and actual results.

There has been no significant change in our critical accounting estimates in Q2 2021 from those described in our 2020 Annual Report in the Critical Accounting Estimates, Developments, and Measures section and in note 5 of our December 31, 2020, audited consolidated financial statements (incorporated here by reference), which included considerations for the impacts of the continuing COVID-19 pandemic. As there remains a great deal of uncertainty as to the pace of economic recovery from the disruption caused by the pandemic, we will continue to monitor the impact of the pandemic on our operations and financial position. Actual results could differ from estimates.

Definition of Non-IFRS Measures
This MD&A includes references to and uses measures and terms that are not specifically defined in IFRS and do not have any standardized meaning prescribed by IFRS. These measures and terms are working capital, current ratio, EBITDA, net debt to adjusted EBITDA, adjusted return on invested capital (ROIC), days sales outstanding (DSO), leverage ratio, interest coverage ratio, free cash flow, adjusted EBITDA, adjusted net income, and adjusted earnings per share (EPS). These non-IFRS measures may not be comparable to similar measures presented by other companies.

Management’s Discussion and Analysis June 30, 2021	M-20	Stantec Inc.

For the two quarters ended June 30, 2021, there has been no significant change in our description of non-IFRS measures from that included in our 2020 Annual Report in the Critical Accounting Estimates, Developments, and Measures section (incorporated here by reference).

A reconciliation of non-IFRS measures to their closest respective IFRS measures is provided on M-6 of this MD&A.

Recent Accounting Pronouncements
Certain amendments disclosed in note 6 of our 2020 audited consolidated financial statements (incorporated by reference) had an effective date of January 1, 2021, but did not have an impact on the consolidated financial statements or accounting policies in Q2 2021.

Changes in Accounting Policies
Effective January 1, 2021, we revised our accounting policy to present the consolidated statement of cash flows using the indirect method, a change from the direct method previously applied. This change is further described in note 3 of our unaudited interim consolidated financial statements for the quarter ended June 30, 2021 (incorporated here by reference).

Future Adoptions
Standards, amendments, and interpretations that we reasonably expect to be applicable at a future date and intend to adopt when they become effective are described in note 3 of our unaudited interim consolidated financial statements for the quarter ended June 30, 2021, and note 6 of our 2020 audited consolidated financial statements (incorporated here by reference).
Controls and Procedures
Evaluation of Disclosure Controls and Procedures
Our CEO and CFO evaluated our disclosure controls and procedures (defined in the US Securities Exchange Act Rules 13a–15(e) and 15d–15(e)) as of the end of the period covered by this quarterly report. Based on the evaluation, our CEO and CFO concluded that our disclosure controls and procedures were ineffective due to the existence of an unremediated material weakness in our internal control over financial reporting related to transactional revenue controls (Transactional Revenue Controls) over the completeness and measurement of revenues and the related unbilled receivables, contract assets, and deferred revenue, including controls with respect to the review and approval of contract information as it is being entered into the accounting system. The material weakness identified in our internal control over financial reporting was identified in Q4 2020 and is described more fully in the Controls and Procedures section of our 2020 Annual Report.

Changes in Internal Controls over Financial Reporting
As discussed above, we first identified a material weakness in our internal control over financial reporting related to transactional revenue controls in Q4 2020. In response to the identification of this material weakness, we took immediate action to remediate it, and, to that end, new and improved Transactional Revenue Controls were designed and implemented as of November 15, 2020. Management continued to remediate the design of these new controls and monitored and evaluated their operating effectiveness during the first half of 2021, in preparation for testing these controls during the second half of 2021. The weakness will not be considered fully remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

Management has concluded that the weakness did not result in any misstatements or adjustments in the Company's unaudited interim consolidated financial statements for the two quarters ended June 30, 2021.

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There has been no change in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rules 13a–15 or 15d–15 under the Securities Exchange Act of 1934 that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Risk Factors
For the two quarters ended June 30, 2021, there has been no significant change in our risk factors from those described in our 2020 Annual Report (incorporated here by reference).

Subsequent Event
Dividends
On August 4, 2021, our Board of Directors declared a dividend of $0.165 per share, payable on October 15, 2021, to shareholders of record on September 30, 2021.
Caution Regarding Forward-Looking Statements
Our public communications often include written or verbal forward-looking statements within the meaning of the US Private Securities Litigation Reform Act and Canadian securities laws. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions or courses of action and include financial outlooks or future-oriented financial information. Any financial outlook or future-oriented financial information in this Management’s Discussion and Analysis has been approved by management of Stantec. Such financial outlook or future-oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future.

Forward-looking statements may involve but are not limited to comments with respect to our objectives for 2021 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the results of or outlook for our operations. Statements of this type may be contained in filings with securities regulators or in other communications and are contained in this report. Forward-looking statements in this report include but are not limited to the following:
•Our aim to achieve our goals as set out in the Business Model and Strategy Plan of the 2020 Annual Report;
•Our expectations in the Critical Accounting Estimates, Developments and Measures section;
•Our expectations in the Outlook section:
◦Our assumption of a continued gradual global recovery from the COVID-19 pandemic;
◦Our business continuing to demonstrate resilience and being well positioned to generate greater earnings in 2021 than previously projected;
◦Organic net revenue growth in 2021 being in the range of 1% to 5% (low to mid-single digits) on a constant currency basis, but with a slight shift in mix;
◦Organic growth in Canada and Global to be slightly stronger than initially projected and a slightly slower recovery in the US;
◦Confidence in the long-term growth prospects in the US market;
◦Expected focus on investments in sustainable infrastructure;
◦Adjusted EBITDA to be in the range of 15.0% to 16.0%;
◦Adjusted net income to drive to a margin of 6.8% or greater;

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◦Adjusted diluted EPS year over year growth to be in the range of 4% to 7%;
◦Adjusted ROIC to drive a target of 10.0% or greater;
◦Gross margin in 2021 being in the range of 52% to 54%;
◦Administrative and marketing costs being in the range of 37% to 39% of net revenue;
◦Generating tax savings from the implementation of our tax planning strategies, as well as from updates and adjustments made to our earlier projections, certain tax estimates, and mix of earnings from foreign jurisdictions we operate in;
◦Effective tax rate (without discrete transactions) being in the range of 23.3% to 24.8%;
◦Earnings pattern to be 45% in Q1 and Q4 and 55% in Q2 and Q3;
◦Days sales outstanding to be less than 80 days; and
◦Assumed an average value for the US dollar to be $1.22 and for the GBP to be $1.72 for the remainder of the year;
•Our expectations from the ongoing execution of our 2023 Real Estate Strategy, that we are on track to meet our 2021 target of incremental earnings of $0.10 per share;
•Our expectations that progressive recovery anticipated in the house-building and strategic land development markets in the UK and in Australia's private sector non-residential market will contribute to overall infrastructure growth in the UK and Buildings growth in Australia;
•Our expectations that cost savings from reduced discretionary spending may decline as pandemic restrictions are lifted and as we transition to a post-pandemic working environment;
•Our expectations regarding our sources of cash and our ability to meet our normal operating and capital expenditures in the Liquidity and Capital Resources section, based in part on the design of our business model.
These describe the management expectations and targets by which we measure our success and assist our shareholders in understanding our financial position as at and for the periods ended on the dates presented in this report. Readers are cautioned that this information may not be appropriate for other purposes.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this report not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

Future outcomes relating to forward-looking statements may be influenced by many factors and material risks. For the two quarters ended June 30, 2021, there has been no significant change in our risk factors from those described in our 2020 Annual Report (incorporated here by reference).

Assumptions
In determining our forward-looking statements, we consider material factors, including assumptions about the performance of the Canadian, US, and various international economies and their effect on our business. We have revised certain annual targets, other expectations, and outlook for 2021, previously included in our 2020 Annual

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Report. The assumptions we made at the time of publishing our annual targets and outlook for 2021 are listed in the Cautionary Note Regarding Forward-Looking Statements section of our 2020 Annual Report (incorporated here by reference). The following information updates, and, therefore, supersedes those assumptions.
•In our 2020 Annual Report, our outlook forecast assumed that the Canadian dollar would strengthen compared to the US dollar and a weaken compared to the British pound. In the first two quarters of 2021, the average US dollar decreased from $1.37 (US$0.73) reported in 2020 to $1.22 (US$0.82) and the average British pound remained consistent at $1.72 (£0.58).
•Our effective income tax rate, without discrete transactions, is expected to be in the range of 23.3% to 24.8%, a change from our previously projected 2021 effective tax range of 27% to 28%.
•The Canadian unemployment rate—8.9% at the end of 2020—improved to 7.8% as of June 2021 and is expected to further improve in 2021 as COVID-related restrictions gradually ease. In the United States, the unemployment rate—6.7% at the end of 2020 improved to 5.9% as of June 2021 and is expected to improve further in 2021.
•In the United States, the forecasted seasonally adjusted annual rate of total housing starts for 2021 was expected to be comparable to 2020 at 1.38 million and 1.55 million at June 2021, housing starts is expected to increase approximately 11% over 2020, reflecting a solid residential real estate market. In Canada, the number of total housing starts was forecasted to improve in 2021 by greater than 30% compared to 2020. Through Q2 2021, new housing construction in Canada increased 45% over Q2 2020 reflecting the anticipated strong residential real estate market.
•The American Institute of Architects ABI (architectural billing index) has risen to 57.1 as of June 2021 from 42.6 at the end of 2020, reflecting a steady turn-around across all US geographies and most business sectors.
The preceding list of factors is not exhaustive. Investors and the public should carefully consider these factors, other uncertainties and potential events, and the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained herein represent our expectations as of August 4, 2021, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time. In the case of the ranges of expected performance for fiscal year 2021, it is our current practice to evaluate and, where we deem appropriate, to provide updates. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

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